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STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 13, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Global Fixed Income Opportunities Fund (the “Fund”)

(File No. 33-44782; 811-6515)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class IS shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 34 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about  June 13, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please supplementally confirm that the Fund has considered whether its use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute,

from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.                               We confirm that the Fund has considered and determined that its use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.                               The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 4.                            Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 4.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objectives, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests.

Comment 5.                            Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 5.                               This line item is not applicable to the Fund at this time.

Comment 6.                            Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.                            The Fund discloses that it may engage in transactions involving various types of swaps.  To the extent the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 7.                               We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Comment 8.                            The disclosure in the first paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” states that securities may be rated below investment grade.  Please include a reference to “junk bonds.”

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            Please disclose whether the Fund’s holdings are subject to any minimum credit rating.

Response 9.                               The Fund’s holdings are not subject to a minimum credit rating.  We note that disclosure to this effect is included in the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objectives, Strategies and Risks—Principal Investment Strategies.”  Disclosure to this effect has been included in the “Fund Summary” section.

Comment 10.                     The disclosure in the first paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” indicates that derivative instruments will be counted toward the Fund’s 80% investment policy of investing in fixed-income securities, to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of fixed-income securities.

Response 10.                        We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Fund’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 11.                     In connection with valuing derivative instruments that are included in the Fund’s 80% investment policy, please confirm supplementally that the Fund does not use the notional value of such derivatives for purposes of such calculation.

Response 11.                        The Fund intends to value derivative instruments for purposes of the Fund’s 80% investment policy in a manner consistent with Rule 35d-1 and interpretations thereof by the Staff.  We respectfully acknowledge your comment; however, we submit that using the notional value of derivative instruments for purposes of determining compliance with the Fund’s 80% investment policy under Rule 35d-1 would be appropriate in certain circumstances.  For example, if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund would typically expect to use that amount for purposes of the 80% test.

Comment 12.                     Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  As a result, please delete the second sentence in the first paragraph in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares.”

Response 12.                        While the referenced disclosure is not specifically included in the requirements set forth in Item 6 of Form N-1A, we believe that the referenced disclosure is explanatory in nature, is beneficial information for the shareholders and is not inconsistent with the disclosure required by such Item.

Comment 13.                     The disclosure in the section of the Prospectus entitled “Fund Summary—Principal Risks—Fixed-Income Securities” states that the Fund is not limited as to the maturities of the securities in which it invests.  The disclosure further describes duration risk.  Please consider explaining the difference between “maturity” versus “duration.”

Response 13.                        The disclosure has been revised as requested.

Comment 14.                     Please consider including additional disclosure in the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” with respect to the types of entities that issue public bank loans.

Response 14.                        We respectfully acknowledge your comment; however, we believe the current disclosure, which states that public bank loans are made by banks or other financial institutions, is adequate.

Comment 15.                     Please include disclosure in the section of the Prospectus entitled “Fund Summary—Past Performance” explaining that returns are for a class that is not presented.

Response 15.                        We have revised the footnote to the Average Annual Total Returns table consistent with Instruction 3(b) to Item 4 of Form N-1A.

Comment 16.                     The disclosure in the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objectives, Strategies and Risks—Principal Investment Strategies” states that the Fund may invest in fixed-income securities that may already be in default on payment of interest or principal.  Please consider including this disclosure in the “Fund Summary” section.

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                     The Fund’s primary investment objective is to seek a high level of current income.  Please explain supplementally how the Fund’s investments in defaulted securities are consistent with the Fund’s primary investment objective.

Response 17.                        If a fixed-income security held by the Fund goes into default, the Fund may continue holding the defaulted security if the Adviser believes it is in the best interests of the Fund to do so.  In addition, the Fund may purchase certain securities, such as non-agency mortgage-backed securities, that continue to make income payments while in default.  Accordingly, the Fund believes that its investments in defaulted securities, when considered as one component of the Fund’s overall investment portfolio, are consistent with its investment objective.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 18.                     Fundamental Investment Restriction #2 states the Fund’s policy regarding concentration as investment of more than 25% in a given industry.  Please explain in the narrative disclosure that concentration results from investment of 25% or more in a given industry.

Response 18.                        We respectfully acknowledge your comment; however, Guide 19 to Form N-1A states that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Tara A. Farrelly